UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                          ACE AVIATION HOLDINGS INC.
                          --------------------------
                               (Name of Issuer)

                             Class B Voting Shares
                             ---------------------
                        (Title of Class of Securities)

                                   00440P102
                                (CUSIP Number)

                                 John Maynard
                            West Face Capital Inc.
                        2 Bloor Street East, Suite 810
                           Toronto, Ontario M4W 1A8
                                 647-724-8911
                                 ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 28, 2009
                               ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

                                                              Page 2 of 12 Pages

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     WEST FACE CAPITAL INC.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     WC
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

     |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     CANADA
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             717,000
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        None
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        717,000
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     717,000
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     7.55% based on 9,492,000 shares outstanding.
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO, IA
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

                                                              Page 3 of 12 Pages

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GREGORY A. BOLAND
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Canada
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               3,148
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             717,000
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        3,148
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        717,000
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     720,148
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     7.59% based on 9,492,000 shares outstanding.
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN, HC
-------------------------------------------------------------------------------

                                                              Page 4 of 12 Pages

            This Statement on Schedule 13D relates to shares of Class B Voting Shares (the "Shares"), of Ace Aviation Holdings Inc., a Canadian corporation (the "Company"):

Item 1.     Security and Issuer

            The class of equity securities to which this statement on Schedule 13D relates to is the Shares. The address of the principal executive office of the Company is 5100 de Maisonneuve Boulevard West, Montreal, Quebec H4A 3T2

Item 2.     Identity and Background

            (a), (b) and (c) This statement is being filed by West Face Capital Inc. ("West Face") and Gregory A. Boland ("Mr. Boland") (collectively, the "Reporting Persons"). The address of the principal business and principal office of West Face and Mr. Boland is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

            This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Limited Partnership ("WFCLP"), a Canadian Limited Partnership and Mr. Boland's personal account. West Face serves as investment manager to WFCLP. West Face Capital LLC serves as the General Partner of WFCLP. Mr. Boland serves as a director of West Face Capital LLC. Mr. Boland is also President and Chief Executive Officer of West Face. In such capacity, Mr. Boland may be deemed to have voting and dispositive power over the Shares held for WFCLP, as well as shares held for his own account.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (f) Mr. Boland is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration

            Since November 30, 2008 (60 days prior to the date of the event requiring the filing of this statement), Shares acquired by the Reporting Persons were acquired for the account of WFCLP. The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $1,061,221.80 CAD. WFCLP and Mr. Boland each had prior acquisitions with respect to the Issuer that were not reportable pursuant to Regulation D-G. The source of funds for these acquisitions was the working capital of WFCLP.

            The securities held for WFCLP and Mr. Boland may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 5 of 12 Pages

Item 4.     Purpose of Transaction

            The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions:
(i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

            Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations. Although the acquisition of the Shares is for investment purposes, the Reporting Persons may pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders. Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

            West Face has requisitioned the directors of the Company to call a shareholder meeting in accordance with section 143 of the Canada Business Corporations Act (attached as Exhibit B). The outcome of this meeting may result in a change to the Company's present board of directors or management of the Company. West Face intends to propose at a later date nominees for election to the board of directors.

            On December 10, 2008 the Company announced that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to the applicable provisions of the Canada Business Corporations Act. The plan of arrangement will be subject to regulatory approvals and the vote of the Company's shareholders (on a basis to be determined by the Canadian court)

            If the plan of arrangement is approved by the Company's shareholders and the Canadian court, a liquidator will be appointed and will review and make an assessment of the assets and outstanding liabilities of the Company, including contingent and tax liabilities, if any. The liquidator would also consider and assess all other factors relevant to the liquidation process.

            On December 19, 2008, the Company announced that it will hold a special meeting of shareholders on February 27, 2009 in Montreal to approve a plan of arrangement pursuant to which a court appointed liquidator would proceed with the distribution of the Company's net assets after providing for outstanding liabilities and costs of the transaction.

            West Face intends to oppose such plan of arrangement and pursue the replacement of the Company's board of directors. West Face believes that a liquidation of ACE Aviation's assets in the manner proposed by the Company is not in the Company's best interests and that there are alternatives that would better maximize value for the company and its shareholders. (See January 14, 2009 press release, attached as Exhibit C).

            West Face is not acting jointly with any other shareholder and is not seeking control or effective control of the Company other than the election of its nominees to the board of directors. Except as set forth above, none of the Reporting Persons, including West Face and Mr. Boland, have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), (c), and (e)

                                                              Page 6 of 12 Pages

through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


Item 5.     Interest in Securities of the Issuer

            The number of Shares outstanding as of January 28, 2009, was 9,492,000 based on available market data.

            (a) Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 717,000 shares (approximately 7.55% of the total number of Shares outstanding). This amount consists of 717,000 Shares held for the account of WFCLP.

            (a)(1) Mr. Boland may be deemed to be the beneficial owner of 720,148 Shares (approximately 7.59% of the total number of Shares outstanding). This amount consists of: (A) 717,000 Shares held for the account of WFCLP and
(B) 3,148 Shares held for the account of Mr. Boland.

            (b) Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 717,000 Shares that they may be deemed to beneficially own as set forth above.

            (b)(1) Mr. Boland may be deemed to have sole power to direct the voting and disposition of the 3,148 Shares that he may be deemed to beneficially own as set forth above.

            (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since November 30, 2008 (60 days prior to the date of the event requiring the filing of this statement), by any of the Reporting Persons.

            (d) Not applicable.

            (e) Not applicable.

            The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

            From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.     Material to be filed as Exhibits.

            The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2009                    WEST FACE CAPITAL INC.


                                           By: /s/ John Maynard
                                               ----------------
                                           Name:  John Maynard
                                           Title: Chief Financial Officer

Date:  February 9, 2009                    GREGORY A. BOLAND
                                           By: /s/ Gregory A. Boland
                                               ---------------------

                                                              Page 8 of 12 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           ACE AVIATION HOLDINGS INC.


A.    Transactions for the account of West Face Long Term Opportunities Limited
      Partnership:

--------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction  Number of Shares  Price per Share
--------------------------------------------------------------------------------
      01/28/2009              PURCHASE                  112,100       $8.14 CAD
--------------------------------------------------------------------------------
      01/29/2009              PURCHASE                   18,500       $8.07 CAD
--------------------------------------------------------------------------------
      01/30/2009              PURCHASE                   46,900       $8.09 CAD
--------------------------------------------------------------------------------

                                                              Page 9 of 12 Pages


                                  EXHIBIT INDEX

Ex.                                                                    Page No.
---                                                                    --------

A       Joint Filing Agreement, dated February 9, 2009 by and                10
        among West Face Capital Inc. and Gregory A. Boland

B       West Face Shareholder Meeting Requisition                            11

C       West Face Press Release, dated January 14, 2009                      12

                                                             Page 10 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Class B Voting Shares of Ace Aviation Holdings Inc. dated as of February 9, 2009 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 9, 2009                    WEST FACE CAPITAL INC.


                                           By: /s/ John Maynard
                                               ----------------
                                           Name:  John Maynard
                                           Title: Chief Financial Officer

Date:  February 9, 2009                    GREGORY A. BOLAND
                                           By: /s/ Gregory A. Boland
                                               ---------------------

                                    Exhibit B

                                WEST FACE CAPITAL

December 4, 2008

Sent via Courier                                      PRIVATE AND CONFIDENTIAL

Robert A. Milton
Chairman, President and Chief Executive Officer
ACE Aviation Holdings Inc.
5100 de Maisonneuve West
Montreal, Quebec
H4A 3T2

The undersigned parties requisition the directors of ACE Aviation Holdings Inc. (the "Corporation") to call a special meeting of the shareholders of the Corporation (the "Meeting") pursuant to section 143 of the Canada Business Corporations Act (the "CBCA"). The undersigned collectively hold not less than 5% of the issued and outstanding shares of the Corporation carrying the right to vote at a meeting of shareholders.

The Meeting is to be held for the following purposes:

o to consider an ordinary resolution to remove from office all of the current directors of the Corporation;

o to set the size of the board of directors of the Corporation at such number as the shareholders may determine at the meeting;

o to elect directors to hold office until the next annual meeting of the shareholders of the Corporation; and

o to conduct such other business as may properly come before the Meeting, including matters necessary or desirable to implement the foregoing.

The undersigned intend to put forward nominees for election to the board of directors at the meeting and will provide information regarding such nominees shortly. The undersigned request that the Meeting be held as soon as possible. Copies of this requisition are being delivered concurrently to each director of the Corporation.


--------------------------------------------------------------------------------
        2 Bloor Street East, Suite 810, Box #85, Toronto, Ontario M4W 1A8
          Tel: 647.724.8900 Fax: 647.724.8910 info@westfacecapital.com

                                                    WEST FACE LONG TERM
                                                    OPPORTUNITIES LIMITED
                                                    PARTNERSHIP by its General
                                                    Partner,
                                                    WEST FACE GENERAL PARTNER
                                                    INC.

                                                    by  /s/ Greg Boland
                                                        ------------------------
                                                        Name:  Greg Boland
                                                        Title:  Director


                                                    WEST FACE LONG TERM
                                                    OPPORTUNITIES (USA) LIMITED
                                                    PARTNERSHIP by its General
                                                    Partner, West Face Capital
                                                    LLC by its sole member WEST
                                                    FACE GENERAL PARTNER INC.

                                                    by  /s/ Greg Boland
                                                        ------------------------
                                                        Name:  Greg Boland
                                                        Title:  Director


                                                    WEST FACE LONG TERM
                                                    OPPORTUNITIES MASTER FUND
                                                    L.P. by its General Partner,
                                                    WEST FACE (CAYMAN) INC.

                                                    by  /s/ Greg Boland
                                                        ------------------------
                                                        Name:  Greg Boland
                                                        Title:  Director

                                    Exhibit C

Attention Business Editors:

West Face Capital to Oppose ACE Liquidation Plan

      TORONTO, Jan. 14 /CNW/ - West Face Capital Inc., one of the largest shareholders of ACE Aviation Holdings Inc., announced today that, on the basis of the information that has been publicly disclosed by ACE Aviation to date, it intends to oppose the plan of arrangement for which ACE announced it would seek court and shareholder approval in its press release of December 10, 2008 and to pursue the replacement of ACE Aviation's board of directors at the shareholder meeting requisitioned by West Face on December 4, 2008.

      West Face believes that a liquidation of ACE Aviation's assets in the manner proposed by ACE is not in ACE's best interests and that there are alternatives that would better maximize value for the company and its shareholders.

For further information: Gregory Boland, 2 Bloor Street East, Suite 810, Toronto, ON, M4W 1A8, Tel: (647) 724-8900